Filed by Host Marriott Corporation pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Starwood Hotels & Resorts

Commission File No.: 001-6828

In connection with the proposed transaction, Host Marriott Corporation will file a proxy statement/prospectus as part of a registration statement on Form S-4 and other documents regarding the proposed transaction with the Securities and Exchange Commission (“SEC”). Investors and security holders are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about Host Marriott Corporation, Starwood Hotels & Resorts and the proposed acquisition. A definitive proxy statement/prospectus will be sent to stockholders of Host Marriott Corporation seeking their approval of the issuance of Host Marriott Corporation common stock in the transactions contemplated by the master agreement. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Host Marriott Corporation with the SEC at the SEC’s web site at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained, when available, free of cost by directing a request to Host Marriott Corporation, 6903 Rockledge Drive, Suite 1500, Bethesda, MD 20817, Attention Investor Relations, (telephone 240-744-1000). Investors and security holders are urged to read the proxy statement/prospectus and other relevant material when they become available before making any voting or investment decisions with respect to the proposed transaction.

Host Marriott Corporation and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from the stockholders of Host Marriott Corporation in respect of the proposed transaction. Information about Host Marriott Corporation and its directors and executive officers, and their ownership of securities in Host Marriott Corporation, is set forth in the proxy statement for Host Marriott Corporation’s 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 11, 2005. Additional information regarding the direct and indirect interests of those persons may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

[The following are Press Releases]

NEWS RELEASE
6903 Rockledge Drive Suite 1500 Bethesda, MD. 20817

Contact:	Kevin J. Jacobs Vice President 240-744-5212

Gregory J. Larson Senior Vice President 240-744-5120

CONFERENCE CALL DELAYED FOR HOST MARRIOTT

BETHESDA, MD; November 14, 2005 – Host Marriott Corporation (NYSE:HMT) has delayed the conference call scheduled for 10:00 a.m. today due to technical difficulties with our conference call provider. The Company is attempting to reschedule the conference call for 11:00 a.m. Eastern Time. We will forward the new telephone number as soon as possible. We are sorry for the inconvenience.

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NEWS RELEASE
6903 Rockledge Drive Suite 1500 Bethesda, MD. 20817

Contact:	Kevin J. Jacobs Vice President 240-744-5212

Gregory J. Larson Senior Vice President 240-744-5120

HOST MARRIOTT RESCHEDULED CONFERENCE CALL

BETHESDA, MD; November 14, 2005 – Host Marriott Corporation (NYSE:HMT) has rescheduled its conference call for 11:00 a.m. ET today.

Interested individuals are invited to listen to the call on the Internet at http://www.hostmarriott.com or by telephone at 913-643-4199. It is recommended that participants call 10 minutes ahead of the scheduled start time to ensure proper connection.

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